F-cap 1 ANNUAL ACCOUNTS AND/OR OTHER DOCUMENTS TO BE FILED IN ACCORDANCE WITH THE BELGIAN COMPANIES AND ASSOCIATIONS CODE IDENTIFICATION DETAILS (at the filing date) Name: Titan America Legal form: Public limited company Address: Place Sainte Gudule N°.: 14 Box: Postal code: 1000 Town: Brussels Country: Belgium Register of legal persons - Commercial court Brussels, French speaking Website: E-mail address: Company registration number       1011.751.174 Date 17/06/2025 of filing the most recent document mentioning the date of publication of the deed of incorporation and of the deed of amendment of the articles of association. This filing concerns: ☒ the ANNUAL ACCOUNTS in USD approved by the general meeting of 05/05/2026 ☒ the OTHER DOCUMENTS regarding the financial year covering the period from 01/01/2025 to 31/12/2025 the preceding period of the annual accounts from 19/07/2024 to 31/12/2024 The amounts for the preceding period are identical to the ones previously published Total number of pages filed: 28 Numbers of sections of the standard form not filed because they serve no useful purpose: FULL-cap 6.2.1, FULL-cap 6.2.2, FULL-cap 6.2.3, FULL-cap 6.2.4, FULL-cap 6.2.5, FULL-cap 6.3.1, FULL-cap 6.3.2, FULL-cap 6.3.3, FULL-cap 6.3.4, FULL-cap 6.3.5, FULL-cap 6.3.6, FULL-cap 6.4.2, FULL-cap 6.5.2, FULL-cap 6.12, FULL-cap 6.14, FULL-cap 6.17, FULL- cap 9, FULL-cap 11, FULL-cap 12, FULL-cap 13, FULL-cap 14, FULL-cap 15 1 Exhibit 99.1

N°. 1011.751.174   F-cap 2.1   LIST OF DIRECTORS, BUSINESS MANAGERS AND AUDITORS AND DECLARATION REGARDING A COMPLIMENTARY REVIEW OR CORRECTION ASSIGNMENT   LIST OF DIRECTORS, BUSINESS MANAGERS AND AUDITORS COMPLETE LIST with surname, first names, profession, place of residence (address, number, postal code and town) and position within the company. Dikaios Grigorios  Place Sainte-Gudule 14 1000 Brussel BELGIUM Start date of the mandate:  17-07-2024 End date of the mandate:  10-02-2025 Director Bachmann James  Place Sainte-Gudule 14 1000 Brussels BELGIUM Start date of the mandate:  10-02-2025 End date of the mandate:  05-05-2026 Director Cobuz Marcel  Place Sainte-Gudule 14 1000 Brussels BELGIUM Start date of the mandate:  10-02-2025 End date of the mandate:  05-05-2026 Director Colakides Michael  Place Sainte-Gudule 14 1000 Brussels BELGIUM Start date of the mandate:  19-07-2024 End date of the mandate:  07-05-2030 Director Andreadis Nikolaos  . Place Sainte-Gudule 14 1000 Brussels BELGIUM Start date of the mandate:  17-07-2024 End date of the mandate:  10-02-2025 Director Birakis Nikolaos  . Place Sainte-Gudule 14 1000 Brussel BELGIUM Start date of the mandate:  17-07-2024 End date of the mandate:  10-02-2025 Director Soares Santos Sandra  2

Place Sainte-Gudule 14 1000 Brussels BELGIUM Start date of the mandate:  10-02-2025 End date of the mandate:  05-05-2026 Director Zarkalis Vassilios  . Place Sainte-Gudule 14 1000 Brussels BELGIUM Start date of the mandate:  10-02-2025 End date of the mandate:  05-05-2026 Director Van der Smissen Willem  Place Sainte-Gudule 14 1000 Brussels BELGIUM Start date of the mandate:  10-02-2025 End date of the mandate:  05-05-2026 Director Antholis William  Place Sainte-Gudule 14 1000 Brussels BELGIUM Start date of the mandate:  10-02-2025 End date of the mandate:  05-05-2026 Director PWC REVISEURS D'ENTREPRISES (B00009) 0429501944 Culliganstreet 5 1831 Machelen BELGIUM Start date of the mandate: 19-07-2024 End date of the mandate: 13-05-2027 Auditor Directly or indirectly represented by: DELANOYE Didier (A02154) Culliganstreet 5 1831 Machelen BELGIUM 3

N° 1011.751.174   F-cap 2.2 Complimentary review or correction assignment The managing board declares that not a single audit or correction assignment has been given to a person not authorized to do so by law, pursuant to article 5 of the law of March 17, 2019 concerning accounting and tax professions. The annual accounts were not audited or corrected by an external accountant or by a company auditor who is not the statutory auditor. If affirmative, should be mentioned hereafter: surname, first names, profession and address of each external accountant or company auditor and their membership number at their Institute, as well as the nature of their assignment: A. Bookkeeping of the company, B. Preparing the annual accounts, C. Auditing the annual accounts and/or D. Correcting the annual accounts. If the tasks mentioned under A or B are executed by certified accountants or certified bookkeepers - tax experts, the following information can be mentioned hereafter: surname, first names, profession and address of each certified accountant or certified bookkeeper-tax expert and their membership number at the Institute of Accounting professionals and Tax Experts, as well as the nature of their assignment. Surname, first names, profession and address Membership number Nature of the assignment (A, B, C and/or D) 4

N° 1011.751.174   F-cap 3.1   ANNUAL ACCOUNTS   BALANCE SHEET AFTER APPROPRIATION Notes Codes Period Preceding period ASSETS FORMATION EXPENSES 6.1    20 9,583,977    3,617,319    FIXED ASSETS    21/28 3,200,005,362    3,199,999,886    Intangible fixed assets 6.2    21       Tangible fixed assets 6.3    22/27       Land and buildings    22       Plant, machinery and equipment    23       Furniture and vehicles    24       Leasing and other similar rights    25       Other tangible fixed assets    26       Assets under construction and advance payments    27       Financial fixed assets 6.4/ 6.5.1    28 3,200,005,362    3,199,999,886    Affiliated companies 6.15    280/1 3,199,999,886    3,199,999,886    Participating interests    280 3,199,999,886    3,199,999,886    Amounts receivable    281       Other companies linked by participating interests 6.15    282/3       Participating interests    282       Amounts receivable    283       Other financial fixed assets    284/8 5,476    0    Shares    284       Amounts receivable and cash guarantees    285/8 5,476    0    5

N° 1011.751.174   F-cap 3.1 Notes Codes Period Preceding period CURRENT ASSETS    29/58 97,140,233    199,996    Amounts receivable after more than one year    29       Trade debtors    290       Other amounts receivable    291       Stocks and contracts in progress    3       Stocks    30/36       Raw materials and consumables    30/31       Work in progress    32       Finished goods    33       Goods purchased for resale    34       Immovable property intended for sale    35       Advance payments    36       Contracts in progress    37       Amounts receivable within one year    40/41 6,870    0    Trade debtors    40       Other amounts receivable    41 6,870    0    Current investments 6.5.1/ 6.6   50/53 96,500,000    0    Own shares    50       Other investments    51/53 96,500,000    0    Cash at bank and in hand    54/58 46,967    199,996    Accruals and deferred income 6.6    490/1 586,396    0    TOTAL ASSETS    20/58 3,306,729,571    3,203,817,201    6

N° 1011.751.174   F-cap 3.2 Rep. Codes Period Preceding period EQUITY AND LIABILITIES EQUITY   10/15 3,298,291,959    3,194,146,050    Contributions 6.7.1   10/11 3,307,327,393    3,200,199,886    Capital   10 1,843,624,650    1,753,624,650    Issued capital   100 1,843,624,650    1,753,624,650    Uncalled capital (-)   101       Beyond capital   11 1,463,702,743    1,446,575,236    Share premium account   1100/10 1,463,702,743    1,446,575,236    Other   1109/19       Revaluation surpluses   12       Reserves   13       Reserves not available   130/1       Legal reserve   130       Reserves not available statutorily   1311       Purchase of own shares   1312       Financial support   1313       Other   1319       Untaxed reserves   132       Available reserves   133       Accumulated profits (losses) (+)/(-)   14 -9,035,434    -6,053,836    Capital subsidies   15       Advance to shareholders on the distribution of net assets   19       PROVISIONS AND DEFERRED TAXES   16 385,332    0    Provisions for liabilities and charges   160/5 385,332    0    Pensions and similar obligations   160       Taxes   161       Major repairs and maintenance   162       Environmental obligations   163       Other liabilities and charges 6.8   164/5 385,332    0    Deferred taxes   168       7

N° 1011.751.174   F-cap 3.2 Rep. Codes Period Preceding period AMOUNTS PAYABLE   17/49 8,052,280    9,671,151    Amounts payable after more than one year 6.9   17       Financial debts   170/4       Subordinated loans   170       Unsubordinated debentures   171       Leasing and other similar obligations   172       Credit institutions   173       Other loans   174       Trade debts   175       Suppliers   1750       Bills of exchange payable   1751       Advances on contracts in progress   176       Other amounts payable   178/9       Amounts payable within one year 6.9   42/48 8,052,280    9,671,151    Current portion of amounts payable after more than one year falling due within one year   42       Financial debts   43       Credit institutions   430/8       Other loans   439       Trade debts   44 390,861    9,519,224    Suppliers   440/4 390,861    9,519,224    Bills of exchange payable   441       Advances on contracts in progress   46       Taxes, remuneration and social security 6.9   45 52,777    0    Taxes   450/3       Remuneration and social security   454/9 52,777    0    Other amounts payable   47/48 7,608,642    151,927    Accruals and deferred income 6.9   492/3       TOTAL LIABILITIES   10/49 3,306,729,571    3,203,817,201    8

N° 1011.751.174   F-cap 4 PROFIT AND LOSS ACCOUNT Notes Codes Period Preceding period Operating income   70/76A 459    0    Turnover 6.10   70       Stocks of finished goods and work and contracts in progress: increase (decrease)(+)/(-)   71       Produced fixed assets   72       Other operating income 6.10   74 459    0    Non-recurring operating income 6.12   76A       Operating charges   60/66A 7,156,872    6,053,228    Goods for resale, raw materials and consumables   60       Purchases   600/8       Stocks: decrease (increase) (+)/(-)   609       Services and other goods   61 4,376,511    6,053,228    Remuneration, social security costs and pensions (+)/(-) 6.10   62 243,524    0    Amortisations of and other amounts written down on formation expenses, intangible and tangible fixed assets   630 2,151,505    0    Amounts written down on stocks, contracts in progress and trade debtors: additions (write-backs)(+)/(-) 6.10   631/4       Provisions for liabilities and charges: Appropriations (uses and write-backs) 6.10   635/8 385,332    0    Other operating charges 6.10   640/8       Operating charges reported as assets under restructuring costs(-)   649       Non-recurring operating charges 6.12   66A       Operating profit (loss) (+)/(-)   9901 -7,156,413    -6,053,228    9

N° 1011.751.174   F-cap 4 Notes Codes Period Preceding period Financial income   75/76B 4,258,214    226    Recurring financial income   75 4,258,214    226    Income from financial fixed assets   750       Income from current assets   751 4,246,460    0    Other financial income 6.11   752/9 11,754    226    Non-recurring financial income 6.12   76B       Financial charges   65/66B 83,398    834    Recurring financial charges 6.11   65 83,398    834    Debt charges   650 0    815    Amounts written down on current assets other than stocks, contracts in progress and trade debtors: additions (write-backs)(+)(-)   651       Other financial charges   652/9 83,398    19    Non-recurring financial charges 6.12   66B       Profit (loss) for the period before taxes (+)/(-)   9903 -2,981,597    -6,053,836    Transfer from deferred taxes   780       Transfer to deferred taxes   680       Income taxes on the result (+)/(-) 6.13   67/77       Taxes   670/3       Adjustment of income taxes and write-back of tax provisions   77       Profit (loss) of the period (+)/(-)   9904 -2,981,597    -6,053,836    Transfer from untaxed reserves   789       Transfer to untaxed reserves   689       Profit (loss) of the period available for appropriation (+)/(-)   9905 -2,981,597    -6,053,836    10

N° 1011.751.174   F-cap 5 APPROPRIATION ACCOUNT Codes Period Preceding period Profit (loss) to be appropriated (+)/(-)   9906 -9,035,434    -6,053,836    Profit (loss) of the period available for appropriation (+)/(-)   (9905) -2,981,597    -6,053,836    Profit (Loss) of the preceding period brought forward (+)/(-)   14P -6,053,836    0    Transfers from equity   791/2       from contributions   791       from reserves   792       Appropriations to equity   691/2       to contributions   691       to legal reserves   6920       to other reserves   6921       Profit (loss) to be carried forward (+)/(-)   (14) -9,035,434    -6,053,836    Shareholders' contribution in respect of losses   794       Profit to be distributed   694/7       Compensation for contributions   694       Directors or managers   695       Employees   696       Other beneficiaries   697       11

N° 1011.751.174   F-cap 6.1 NOTES ON THE ACCOUNTS STATEMENT OF FORMATION, CAPITAL INCREASE OR INCREASE OF CONTRIBUTIONS EXPENSES, LOAN ISSUE EXPENSES AND RESTRUCTURING COSTS Codes Period Preceding period Net book value at the end of the period   20P xxxxxxxxxx   3,617,319    Movements during the period New expenses incurred   8002 8,118,164    Amortisation   8003 2,151,505    Other (+)/(-)   8004    Net book value at the end of the period   (20) 9,583,977    Of which Formation, capital increase or increase of contributions expenses, loan issue expenses and other formation expenses   200/2 9,583,977    Restructuring costs   204    12

N° 1011.751.174   F-cap 6.4.1 STATEMENT OF FINANCIAL FIXED ASSETS Codes Period Preceding period AFFILIATED COMPANIES - PARTICIPATING INTERESTS AND SHARES Acquisition value at the end of the period   8391P xxxxxxxxxx   3,199,999,886    Movements during the period Acquisitions   8361    Sales and disposals   8371    Transfers from one heading to another (+)/(-)   8381    Acquisition value at the end of the period   8391 3,199,999,886    Revaluation surpluses at the end of the period   8451P xxxxxxxxxx      Movements during the period Recorded   8411    Acquisitions from third parties   8421    Cancelled   8431    Transferred from one heading to another (+)/(-)   8441    Revaluation surpluses at the end of the period   8451    Amounts written down at the end of the period   8521P xxxxxxxxxx      Movements during the period Recorded   8471    Written back   8481    Acquisitions from third parties   8491    Cancelled owing to sales and disposal   8501    Transferred from one heading to another (+)/(-)   8511    Amounts written down at the end of the period   8521    Uncalled amounts at the end of the period   8551P xxxxxxxxxx      Movements during the period (+)/(-)   8541    Uncalled amounts at the end of the period   8551    NET BOOK VALUE AT THE END OF THE PERIOD   (280) 3,199,999,886    AFFILIATED COMPANIES - AMOUNTS RECEIVABLE NET BOOK VALUE AT THE END OF THE PERIOD   281P xxxxxxxxxx      Movements during the period Appropriations   8581    Repayments   8591    Amounts written down   8601    Amounts written back   8611    Exchange differences (+)/(-)   8621    Other movements (+)/(-)   8631    NET BOOK VALUE AT THE END OF THE PERIOD   (281)    ACCUMULATED AMOUNTS WRITTEN DOWN ON AMOUNTS RECEIVABLE AT END OF THE PERIOD   8651 __    13

N° 1011.751.174   F-cap 6.4.3 Codes Period Preceding period OTHER COMPANIES - PARTICIPATING INTERESTS AND SHARES Acquisition value at the end of the period   8393P xxxxxxxxxx      Movements during the period Acquisitions   8363    Sales and disposals   8373    Transfers from one heading to another (+)/(-)   8383    Acquisition value at the end of the period   8393    Revaluation surpluses at the end of the period   8453P xxxxxxxxxx      Movements during the period Recorded   8413    Acquisitions from third parties   8423    Cancelled   8433    Transferred from one heading to another (+)/(-)   8443    Revaluation surpluses at the end of the period   8453    Amounts written down at the end of the period   8523P xxxxxxxxxx      Movements during the period Recorded   8473    Written back   8483    Acquisitions from third parties   8493    Cancelled owing to sales and disposals   8503    Transferred from one heading to another (+)/(-)   8513    Amounts written down at the end of the period   8523    Uncalled amounts at the end of the period   8553P xxxxxxxxxx      Movements during the period (+)/(-)   8543    Uncalled amounts at the end of the period   8553    NET BOOK VALUE AT THE END OF THE PERIOD   (284)    OTHERS COMPANIES - AMOUNTS RECEIVABLE NET BOOK VALUE AT THE END OF THE PERIOD   285/8P xxxxxxxxxx   0    Movements during the period Appropriations   8583 5,476    Repayment   8593    Amounts written down   8603    Amounts written back   8613    Exchange differences (+)/(-)   8623    Other movements (+)/(-)   8633    NET BOOK VALUE AT THE END OF THE PERIOD   (285/8) 5,476    ACCUMULATED AMOUNTS WRITTEN DOWN ON AMOUNTS RECEIVABLE AT END OF THE PERIOD   8653 __    14

N° 1011.751.174   F-cap 6.5.1 PARTICIPATING INTERESTS INFORMATION PARTICIPATING INTERESTS AND OTHER RIGHTS IN OTHER COMPANIES The following list mentions the companies in which the company holds a participating interest (recorded in headings 280 and 282 of assets), as well as the companies in which the company holds rights (recorded in headings 284 and 51/53 of assets) for an amount of at least 10% of the capital, the equity or a class of shares of the company. Rights held Data extracted from the most recent annual accounts Directly Subsidiari es Equity Net result NAME, full address of the REGISTERED OFFICE and, for an entity governed by Belgian law, the COMPANY REGISTRATION NUMBER Nature Number % % Annual accounts as per Currency code (+) or (-) (in units)    Titan Atlantic Cement Industrial & Commercial Single Member Voting rights 1,734,440   100.00%       31/12/2024 EUR 182,232,607   145,160,258      000854801000    Public limited company    Halkidos street  22A    11143  Athens    GREECE 15

N° 1011.751.174   F-cap 6.6 CURRENT INVESTMENTS AND ACCRUALS AND DEFERRED INCOME Codes Period Preceding period CURRENT INVESTMENTS Shares and investments other than fixed income investments   51       Shares - Book value increased with the uncalled amount   8681       Shares - Uncalled amount   8682       Precious metals and works of art   8683       Fixed income securities    52       Fixed income securities issued by credit institutions   8684       Fixed term accounts with credit institutions   53 96,500,000    0    With a remaining term or notice up to one month   8686 96,500,000    0    between one month and one year   8687       over one year   8688       Other investments not mentioned above   8689       Period ACCRUALS AND DEFERRED INCOME Allocation of account 490/1 of assets if the amount is significant Other Prepaid Expenses 238,585   Accrued interests 347,811   16

N° 1011.751.174   F-cap 6.7.1 STATEMENT OF CAPITAL AND SHAREHOLDERS' STRUCTURE Codes Period Preceding period STATEMENT OF CAPITAL Capital Issued capital at the end of the period   100P xxxxxxxxxx   1,753,624,650    Issued capital at the end of the period   (100) 1,843,624,650       Codes Amounts Number of shares Modification during the period capital increase 10/02/2025 90,000,000   9,000,000    Composition of the capital Shares types Registered shares   8702 xxxxxxxxxx   184,362,465    Shares dematerialized   8703 xxxxxxxxxx      Codes Uncalled amount Called up capital, unpaid Unpaid capital Uncalled capital   (101)    xxxxxxxxxx   Called up capital, unpaid   8712 xxxxxxxxxx   Shareholders that still need to pay up in full Codes Period Own shares Held by the company itself Amount of capital held   8721    Number of shares   8722    Held by a subsidiaries Amount of capital held   8731    Number of shares   8732    Commitments to issuing shares Owing to the exercise of conversion rights Amount of outstanding convertible loan   8740    Amount of capital to be subscribed   8741    Corresponding maximum number of shares to be issued   8742    Owing to the exercise of subscription rights Number of outstanding subscription rights   8745 Amount of capital to be subscribed   8746    Corresponding maximum number of shares to be issued   8747    Authorized capital not issued   8751 17

N° 1011.751.174   F-cap 6.7.1 Codes Period Shares issued, non-representing capital Distribution Number of shares   8761 Number of voting rights attached thereto   8762 Allocation by shareholder Number of shares held by the company itself   8771 Number of shares held by its subsidiaries   8781 Period ADDITIONAL NOTES REGARDING CONTRIBUTIONS (INCLUDING CONTRIBUTIONS IN THE FORM OF SERVICES OR KNOW-HOW) 18

N° 1011.751.174   F-cap 6.7.2 SHAREHOLDERS' STRUCTURE OF THE COMPANY AT YEAR-END CLOSING DATE As reflected in the notifications received by the company has received pursuant to article 7:225 of the Belgian Companies and Associations Code, article 14 fourth paragraph of the Law of 2 May 2007 on the publication of major holdings and article 5 of the Royal Decree of 21 August 2008 on further rules for certain multilateral trading facilities. Rights held Number of voting rights NAME of the persons who hold rights of the company, together with the ADDRESS (of the office, in the case of a legal person)and the COMPANY REGISTRATION NUMBER, in the case of an company governed by Belgian law Nature Attached to securities Not attached to securities %   TITAN S.A.    full ownership 159,781,709   0   86.67     0699936657   Sainte-Gudule Square 14   1000 Brussels   BELGIUM 19

N° 1011.751.174   F-cap 6.8 PROVISIONS FOR OTHER LIABILITIES AND CHARGES Period ALLOCATION OF ACCOUNT 164/5 OF LIABILITIES IF THE AMOUNT IS SIGNIFICANT Share based compensations 385,332   20

N° 1011.751.174   F-cap 6.9 STATEMENT OF AMOUNTS PAYABLE, ACCRUED CHARGES AND DEFERRED INCOME Codes Period BREAKDOWN OF AMOUNTS PAYABLE WITH AN ORIGINAL TERM OF MORE THAN ONE YEAR, ACCORDING TO THEIR RESIDUAL MATURITY Current portion of amounts payable after more than one year falling due within one year Financial debts   8801    Subordinated loans   8811    Unsubordinated debentures   8821    Leasing and other similar obligations   8831    Credit institutions   8841    Other loans   8851    Trade debts   8861    Suppliers   8871    Bills of exchange payable   8881    Advance payments received on contract in progress   8891    Other amounts payable   8901    Total current portion of amounts payable after more than one year falling due within one year   (42)    Amounts payable with a remaining term of more than one year, yet less than 5 years Financial debts   8802    Subordinated loans   8812    Unsubordinated debentures   8822    Leasing and other similar obligations   8832    Credit institutions   8842    Other loans   8852    Trade debts   8862    Suppliers   8872    Bills of exchange payable   8882    Advance payments received on contract in progress   8892    Other amounts payable   8902    Total amounts payable with a remaining term of more than one year, yet less than 5 years   8912    Amounts payable with a remaining term of more than 5 years Financial debts   8803    Subordinated loans   8813    Unsubordinated debentures   8823    Leasing and other similar obligations   8833    Credit institutions   8843    Other loans   8853    Trade debts   8863    Suppliers   8873    Bills of exchange payable   8883    Advance payments received on contract in progress   8893    Other amounts payable   8903    Total amounts payable with a remaining term of more than 5 years   8913    21

N° 1011.751.174   F-cap 6.9 Codes Period AMOUNTS PAYABLE GUARANTEED (included in headings 17 and 42/48 of the liabilities) Amounts payable guaranteed by the Belgian government agencies Financial debts   8921    Subordinated loans   8931    Unsubordinated debentures   8941    Leasing and other similar obligations   8951    Credit institutions   8961    Other loans   8971    Trade debts   8981    Suppliers   8991    Bills of exchange payable   9001    Advance payments received on contract in progress   9011    Taxes, remuneration and social security   9021    Other amounts payable   9051    Amounts payable guaranteed by the Belgian government agencies   9061    Amounts payable guaranteed by real securities given or irrevocably promised by the company on its own assets Financial debts   8922    Subordinated loans   8932    Unsubordinated debentures   8942    Leasing and other similar obligations   8952    Credit institutions   8962    Other loans   8972    Trade debts   8982    Suppliers   8992    Bills of exchange payable   9002    Advance payments received on contract in progress   9012    Taxes, remuneration and social security   9022    Taxes   9032    Remuneration and social security   9042    Other amounts payable   9052    Total amounts payable guaranteed by real securities or irrevocably promised by the enterprise on its own assets   9062    Codes Period TAXES, REMUNERATION AND SOCIAL SECURITY Taxes (headings 450/3 of liabilities) Outstanding tax debts   9072    Accruing taxes payable   9073    Estimated taxes payable   450    Remuneration and social security (headings 454/9 of liabilities) Amounts due to the National Social Security Office   9076    22

Other amounts payable in respect of remuneration and social security   9077 52,777    23

N° 1011.751.174   F-cap 6.9 ACCRUALS AND DEFERRED INCOME Period Allocation of heading 492/3 of liabilities if the amount is significant 24

N° 1011.751.174   F-cap 6.10 OPERATING RESULTS Codes Period Preceding period OPERATING INCOME Net turnover Allocation by categories of activity Allocation into geographical markets Other operating income Operating subsidies and compensatory amounts received from public authorities    740       OPERATING CHARGES Employees for whom the company submitted a DIMONA declaration or who are recorded in the general personnel register Total number at the closing date    9086 2      Average number of employees calculated in full-time equivalents    9087 0.8       Number of actual hours worked    9088 1,248      Personnel costs Remuneration and direct social benefits    620 148,577   0   Employers' contribution for social security    621 28,004   0   Employers' premiums for extra statutory insurance    622       Other personnel costs    623 66,942   0   Retirement and survivors' pensions    624       25

N° 1011.751.174   F-cap 6.10 Codes Period Preceding period Provisions for pensions and other similar rights Appropriations (uses and write-backs) (+)/(-)    635       Depreciations Stocks and contracts in progress Recorded    9110       Written back    9111       On trade debtors Recorded    9112       Written back    9113       Provisions for liabilities and charges Appropriations    9115 385,332   0   Uses and write-backs    9116       Other operating charges Taxes related to operation    640       Other    641/8       Hired temporary staff and personnel placed at the disposal of the company Total number at the closing date    9096       Average number calculated in full-time equivalents    9097       Number of actual hours worked    9098       Costs to the company    617       26

N° 1011.751.174   F-cap 6.11 FINANCIAL RESULTS Codes Period Preceding period RECURRING FINANCIAL INCOME Other financial income Subsidies paid by public authorities, added to the profit and loss account Capital subsidies    9125       Interest subsidies    9126       Allocation of other financial income Exchange differences realized    754 1,951    8    Other Unrealized exchange gains: 9,803   218   RECURRING FINANCIAL CHARGES Depreciation of loan issue expenses    6501       Capitalized interests    6502       Depreciations on current assets Recorded    6510       Written back    6511       Other financial charges Amount of the discount borne by the company, as a result of negotiating amounts receivable    653       Provisions of a financial nature Appropriations    6560       Uses and write-backs    6561       Allocation of other financial charges Exchange differences realized    654 81,047    19    Results from the conversion of foreign currencies    655       Other Other bank charges 2,351   815   27

N° 1011.751.174   F-cap 6.13 TAXES Codes Period INCOME TAXES Income taxes on the result of the period   9134    Income taxes paid and withholding taxes due or paid   9135    Excess of income tax prepayments and withholding taxes paid recorded under assets   9136    Estimated additional taxes   9137    Income taxes on the result of prior periods   9138    Additional income taxes due or paid   9139    Additional income taxes estimated or provided for   9140    Major reasons for the differences between pre-tax profit, as it results from the annual accounts, and estimated taxable profit Period Influence of non-recurring results on income taxes on the result of the period Sources of deferred taxes Codes Period Deferred taxes representing assets   9141 9,035,433   Accumulated tax losses deductible from future taxable profits   9142 9,035,433   Other deferred taxes representing assets Deferred taxes representing liabilities   9144    Allocation of deferred taxes representing liabilities Codes Period Preceding period VALUE ADDED TAXES AND OTHER TAXES BORNE BY THIRD PARTIES Value added taxes charged To the company (deductible)   9145       By the company   9146       Amounts withheld on behalf of third party by way of Payroll withholding taxes   9147 42,992       Withholding taxes on investment income   9148       28

N° 1011.751.174   F-cap 6.15 RELATIONSHIPS WITH AFFILIATED COMPANIES, ASSOCIATED COMPANIES AND OTHER COMPANIES LINKED BY PARTICIPATING INTERESTS Codes Period Preceding period AFFILIATED COMPANIES Financial fixed assets   (280/1) 3,199,999,886    3,199,999,886    Participating interests   (280) 3,199,999,886    3,199,999,886    Subordinated amounts receivable   9271       Other amounts receivable   9281       Amounts receivable   9291       Over one year   9301       Within one year   9311       Current investments   9321       Shares   9331       Amounts receivable   9341       Amounts payable   9351 278,680    8,808,740    Over one year   9361       Within one year   9371 278,680    8,808,740    Personal and real guarantees Provided or irrevocably promised by the company as security for debts or commitments of affiliated companies   9381       Provided or irrevocably promised by affiliated companies as security for debts or commitments of the company   9391       Other significant financial commitments   9401       Financial results Income from financial fixed assets   9421       Income from current assets   9431       Other financial income   9441       Debt charges   9461       Other financial charges   9471       Disposal of fixed assets Capital profits realised   9481       Capital losses realised   9491       29

N° 1011.751.174   F-cap 6.15 Codes Period Preceding period ASSOCIATED COMPANIES Financial fixed assets   9253       Participating interests   9263       Subordinated amounts receivable   9273       Other amounts receivable   9283       Amounts receivable   9293       Over one year   9303       Within one year   9313       Amounts payable   9353       Over one year   9363       Within one year   9373       Personal and real guarantees Provided or irrevocably promised by the company as security for debts or commitments of associated enterprises   9383       Provided or irrevocably promised by associated enterprises as security for debts or commitments of the company   9393       Other significant financial commitments   9403       COMPANIES LINKED BY PARTICIPATING INTERESTS Financial fixed assets   9252       Participating interests   9262       Subordinated amounts receivable   9272       Other amounts receivable   9282       Amounts receivable   9292       Over one year   9302       Within one year   9312       Amounts payable   9352       Over one year   9362       Within one year   9372       Period TRANSACTIONS WITH AFFILIATED PARTIES BEYOND NORMAL MARKET CONDITIONS Mention of these transactions if they are significant, including the amount of the transactions, the nature of the link, and all information about the transactions which should be necessary to get a better understanding of the situation of the company nil 30

N° 1011.751.174   F-cap 6.16 FINANCIAL RELATIONSHIPS WITH Codes Period DIRECTORS AND MANAGERS, INDIVIDUALS OR LEGAL PERSONS WHO CONTROL THE COMPANY DIRECTLY OR INDIRECTLY WITHOUT BEING ASSOCIATED THEREWITH, OR OTHER COMPANIES CONTROLLED DIRECTLY OR INDIRECTLY BY THESE PERSONS Amounts receivable from these persons   9500 Principal conditions regarding amounts receivable, rate of interest, duration, any amounts repaid, cancelled or written off Guarantees provided in their favour   9501    Other significant commitments undertaken in their favour   9502    Amount of direct and indirect remunerations and pensions, reflected in the income statement, as long as this disclosure does not concern exclusively or mainly, the situation of a single identifiable person To directors and managers   9503 696,976    To former directors and former managers   9504    Codes Period THE AUDITOR(S) AND THE PERSONS WHOM HE (THEY) IS (ARE) COLLABORATING WITH Auditors' fees   9505 46,915    Fees for exceptional services or special assignments executed within the company by the auditor Other audit assignments   95061 31,558    Tax consultancy assignments   95062 79,895    Other assignments beyond the audit   95063 19,973    Fees for exceptional services or special assignments executed within the company by people the auditor(s) is (are) collaborating with Other audit assignments   95081    Tax consultancy assignments   95082    Other assignments beyond the audit   95083    Mentions related to article 3:64, § 2 and § 4 of the Belgian Companies and Associations Code 31

N° 1011.751.174   F-cap 6.18.1 DECLARATION WITH REGARD TO THE CONSOLIDATED ANNUAL ACCOUNTS INFORMATION TO DISCLOSE BY EACH COMPANY GOVERNED BY THE BELGIAN COMPANIES AND ASSOCIATIONS CODE ON THE CONSOLIDATED ANNUAL ACCOUNTS The company has not prepared consolidated annual accounts and a consolidated annual report, because of an exemption for the following reason(s)∗ The company itself is a subsidiary of a parent company that prepares and publishes consolidated annual accounts, in which the annual accounts are integrated by consolidation∗   Where appropriate, statement that all conditions for exemption, mentioned in article 3:26 § 2 and § 3 of the Belgian Companies and Associations Code, are fulfilled:     As the company does not qualify as a listed company for Belgian company law purposes, it is therefore entitled to seek shareholder consent for not publishing consolidated accounts. The company will ask this consent during the General Annual Meeting which will take place on 05/05/2026. All conditions for exemption, mentioned in article 3:26 § 2 and § 3 of the Belgian Companies and Associations Code, are fulfilled.     Name, full address of the registered office and, for a company governed by Belgian law, the company registration number of the parent company that prepares and publishes the consolidated annual accounts, under which the exemption is granted:   Titan S.A.       0699936657 Place Sainte-Gudule 14 1000 Bruxelles BELGIUM INFORMATION TO BE PROVIDED BY THE COMPANY IN CASE IT IS A SUBSIDIARY OR A JOINT SUBSIDIARY Name, full address of the registered office and, if it concerns companies under Belgian law, the company registration number of the parent company (ies) and the indication if this (these) parent company (ies) prepares (prepare) and publishes (publish) consolidated annual accounts, in which the annual accounts are included by means of consolidation: Titan S.A.       Consolidating parent company - smallest unit 0699936657   Place Sainte-Gudule 14 1000 Bruxelles BELGIUM   32

N° 1011.751.174   F-cap 6.18.2 FINANCIAL RELATIONSHIPS OF THE GROUP THE COMPANY IS IN CHARGE OF IN BELGIUM WITH THE AUDITOR(S) AND THE PERSONS WITH WHOM HE (THEY) IS (ARE) LINKED Codes Period Mentions related to article 3:65, § 4 and § 5 of the Belgian Companies and Associations Code Fees to auditors according to the mandate at the group level led by the company publishing the information   9507 46,915    Fees for exceptional services or special missions executed by the auditor(s) at this group Other audit assignments   95071 31,558    Tax consultancy assignments   95072 79,895    Other assignments beyondthe audit   95073 19,973    Fees to people auditors are linked to according to the mandate at the group level led by the company publishing the information   9509 2,015,950    Fees for exceptional services or special assignments executed at this group by people the auditor(s) is (are) linked to Other audit assignments   95091 531,380    Tax consultancy assignments   95092    Other assignments beyondthe audit   95093 3,125    Mentions related to article 3:64, § 2 and § 4 of the Belgian Companies and Associations Code 33

N° 1011.751.174   F-cap 6.19 VALUATION RULES Valuation Rules In accordance with the provisions of the Royal Decree of 28 April 2019 implementing the Companies and Associations Code, the rules applied by the company with respect to inventories, depreciation, impairment losses, provisions for risks and charges are set out below and are adapted to the specific characteristics of the company. Unless otherwise stated, all assets and liabilities are valued at their nominal value. ASSETS Incorporation Expenses Incorporation expenses are valued at acquisition cost. The costs of incorporation and capital increase are amortized in annual installments of at least twenty percent of the amounts actually incurred. Tangible Fixed Assets Tangible fixed assets are recognized under this heading at their acquisition price, production cost, or contribution value, depending on whether they have been acquired from third parties, produced by the company, or contributed to it. These assets, whose use is limited in time, are subject to straight-line depreciation, pro rata temporis, at rates appropriate to the following subcategories: SubcategoriesRates Installations, machinery & equipment20% Furniture10%–20% Vehicles25% IT equipment33% Other tangible fixed assets10% These assets are subject to additional or exceptional depreciation when, due to impairment or changes in economic or technological circumstances, their net book value exceeds their value in use to the company. Tangible fixed assets that are disposed of or will no longer be used in the company’s future activities are, where applicable, subject to exceptional depreciation to align their valuation with their probable realizable value. Acquisition costs follow the principal and are amortized in fixed annual installments, using the same percentages as those determined for the categories mentioned above. Financial Fixed Assets Participations Participations are defined as equity interests held in other companies where such holding is intended, by establishing a lasting and specific relationship with those companies, to enable the company to exercise an influence over their management. These participations are recognized at their acquisition price or contribution value. Incidental acquisition costs are fully charged to the income statement of the financial year in which they are incurred. These assets are subject to impairment losses in the event of a permanent decrease in value or depreciation, justified by the situation, profitability, or prospects of the company in which the participation, shares, or units are held. Inventories 34

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the costs necessary to make the sale. Receivables and Cash Guarantees Cash guarantees (collateral) are recognized under this heading at their nominal value. These receivables are subject to impairment losses if their repayment at maturity is wholly or partially uncertain or compromised. Receivables Due Within One Year These receivables are recognized at their nominal value. They are subject to impairment losses if their repayment at maturity is wholly or partially uncertain or compromised, or if their realizable value at the balance sheet date is lower than their nominal value. In accordance with this rule, impairment losses are recorded for receivables from customers whose solvency is doubtful, for disputed receivables, and for those subject to abnormal payment delays. Cash and Cash Equivalents These items are recognized at their nominal value. They are subject to impairment losses if their realizable value at the balance sheet date is lower than their nominal value. Additional impairment losses are recognized under the same terms as those applied to cash investments. Accruals and Deferrals Accrued income and prepaid expenses are valued on a time-apportioned basis so that the accounts for the financial year include the income and expenses relating to that year. LIABILITIES Unavailable Reserves When the Company acquires its own shares, a non-distributable reserve for treasury shares must be established at the acquisition price of the treasury shares. Subsequent changes in the carrying value of treasury shares held by the Company result in an equal change in the non-distributable reserve for treasury shares. When a subsidiary of the Company acquires shares of the Company, the Company creates a non-distributable reserve for treasury shares at the acquisition price of these shares. Subsequent changes in the carrying value of these shares in the accounts of the subsidiary do not affect the distributable reserve at the Company level. Provisions for Risks and Charges Provisions for risks and charges cover losses or expenses clearly described as to their nature, but which, at the balance sheet date, are either probable or certain but whose amount is indeterminate. Their valuation is based on the principles of prudence, sincerity, and good faith. They are established based on methods determined by the company’s management body and may not depend on the result for the year. Liabilities Due Within One Year These liabilities are recognized at their nominal value. This heading includes, in particular: For tax liabilities, an estimated amount intended to cover taxes relating to the result for the year, insofar as these taxes are not already covered by tax payments and prepayments charged to the income statement or other tax prepayments payable For payroll and social liabilities, the estimated liability for holiday pay, established in accordance with the rates accepted by the Tax Administration. 35

Liabilities Due After More Than One Year These liabilities are recognized at nominal value. Accruals and Deferrals Accrued charges and deferred income are valued as described for the same heading under assets. COMMON RULES Revaluation of Tangible and Financial Fixed Assets No revaluation of tangible fixed assets. Transactions, Assets, and Liabilities in Foreign Currencies All transactions denominated in foreign currency are converted into USD at the exchange rate prevailing on the date of the transaction. Payment of the transaction gives rise to the recognition of any exchange differences in financial income or expenses. At year-end, receivables, current investments, cash and cash equivalents, and/or liabilities denominated in foreign currencies are revalued in USD at the exchange rate prevailing at the balance sheet date. Exchange losses are recognized as financial expenses; exchange gains are recognized as deferred income. No offsetting is permitted between positive and negative exchange differences in different currencies. The company has obtained authorization from the Belgian Ministry of Economic Affairs to use USD as the functional currency for its accounting records and the preparation of its annual accounts. This authorization was granted on the basis that the company’s operational activities, through its direct and indirect subsidiaries, are conducted in the United States in USD and that the company’s income will depend exclusively on dividends from its investments in US activities. Furthermore, the company’s share capital is denominated in USD and, following the IPO that took place in February 2025 on the NYSE, investors will expect the company to prepare standalone and consolidated annual accounts in USD. The company had already obtained authorization for its first financial year ending December 31, 2024.. The new authorization is valid for the 2025 financial year as well as for the following two years, 2026 and 2027. It is subject to the condition that the company’s management body verifies and confirms each year that the reasons justifying the exemption remain valid and fully apply to the relevant annual accounts. Free Text In 2024 and 2025, additional costs directly attributable to the company’s IPO were recorded in the amount of USD 19,877,611.60. These costs were allocated between incorporation expenses and the income statement according to the proportion of new/existing shares relative to the total number of shares sold to the public. Costs solely related to issuance of the new shares were allocated to the incorporation expenses. Total amount of costs recognized as incorporation expenses is USD 11,735,482.07, it is to be amortized over the five years, while the remaining costs were recognized as expenses in the income statement. The Annual General Meeting of 6 May 2025 approved the distribution out of the Company’s available issue premium of a gross amount of USD 0,20 per share. However, it decided to grant the Board of the Directors the discretionary power to pay out the distribution in several instalments, determine the size of an instalment and set an ex-date, record date, and payment date for any distribution out of the available issue premium account. During 2025 the Board of Directors decided to make distributions out of the available issue premium for a total amount of USD 0,16 per share. The remaining USD 0,04 per share to be distributed to the shareholders has been recognized as a short term other amounts payable (USD 7.374.498). 36

N° 1011.751.174   F-cap 6.20 OTHER INFORMATIONS TO DISCLOSE The board of directors, having considered (i) the Company’s financial position and (ii) the fact that no material uncertainties are identified to the Company’s ability to continue as a going concern in the foreseeable future and in any event over a period of at least twelve (12) months from the date of approval of the annual accounts, states that it considers it appropriate for the Company to continue to adopt the going concern basis in preparing its financial statements and that no material uncertainties are identified to the Company's ability to continue to adopt the going concern basis in preparing its financial statements in the foreseeable future and in any event over a period of at least twelve months from the date of approval of the financial statements for the fiscal year. Additionally, strong Net Income of USD 185M at the Company’s consolidated level gives the option to upstream dividends from its subsidiaries. 37

N° 1011.751.174   F-cap 7   OTHER DOCUMENTS TO BE FILED IN ACCORDANCE WITH THE BELGIAN COMPANIES AND ASSOCIATIONS CODE   ANNUAL REPORT App. 1 38

N° 1011.751.174   F-cap 8 AUDITORS' REPORT App. 2 39

N° 1011.751.174   F-cap 10 SOCIAL BALANCE SHEET Numbers of the joint industrial committees competent for the company: 200 STATEMENT OF THE PERSONS EMPLOYED EMPLOYEES FOR WHOM THE COMPANY SUBMITTED A DIMONA DECLARATION OR WHO ARE RECORDED IN THE GENERAL PERSONNEL REGISTER During the current period Codes Total 1. Men 2. Women Average number of employees Full-time    1001          Part-time    1002 0.8    0.8       Total in full-time equivalents (TFE)    1003 0.8    0.8       Number of actual hours worked Full-time    1011          Part-time    1012 1,248    1,248       Total    1013 1,248    1,248       Personnel costs Full-time    1021       Part-time    1022          Total    1023          Advantages in addition to wages    1033          During the preceding period Codes Total 1. Men 2. Women Average number of employees in FTE    1003          Number of actual hours worked    1013          Personnel costs    1023          Advantages in addition to wages    1033          40

N° 1011.751.174   F-cap 10 EMPLOYEES FOR WHOM THE COMPANY SUBMITTED A DIMONA DECLARATION OR WHO ARE RECORDED IN THE GENERAL PERSONNEL REGISTER (continuation) At the closing date of the period Codes 1. Full-time 2. Part-time 3. Total in full-time equivalents Number of employees    105 0    2    1.20    By nature of the employment contract Contract for an indefinite period    110    2    1.2    Contract for a definite period    111          Contract for the execution of a specifically assigned work    112          Replacement contract    113          According to gender and study level Men    120    2    1.20    primary education    1200          secondary education    1201          higher non-university education    1202          university education    1203    2    1.2    Women    121          primary education    1210          secondary education    1211          higher non-university education    1212          university education    1213          By professional category Management staff    130          Salaried employees    134    2    1.2    Hourly employees    132          Others    133          HIRED TEMPORARY STAFF AND PERSONNEL PLACED AT THE DISPOSAL OF THE COMPANY During the current period Codes 1. Hired temporary staff 2. Hired temporary staff and personnel placed at the company’s disposal Average number of persons employed    150       Number of actual hours worked    151       Costs for the company    152          41

N° 1011.751.174   F-cap 10 LIST OF PERSONNEL MOVEMENTS DURING THE PERIOD ENTRIES Codes 1. Full-time 2. Part-time 3. Total in full-time equivalents Number of employees for whom the company submitted a DIMONA declaration or who have been recorded in the general personnel register during the period    205 0       2    1.20    By nature of the employment contract Contract for an indefinite period    210    2    1.2    Contract for a definite period    211          Contract for the execution of a specifically assigned work    212          Replacement contract    213          DEPARTURES Codes 1. Full-time 2. Part-time 3. Total in full-time equivalents Number of employees whose contract-termination date has been entered in DIMONA declaration or in the general personnel register during the financial year    305          By nature of the employment contract Contract for an indefinite period    310          Contract for a definite period    311          Contract for the execution of a specifically assigned work    312          Replacement contract    313          By reason of termination of contract Retirement    340          Unemployment with extra allowance from enterprise    341          Dismissal    342          Other reason    343          Of which: the number of persons who continue to render services to the company at least half-time on a self- employment basis    350          42

N° 1011.751.174   F-cap 10 INFORMATION ON TRAINING PROVIDED TO EMPLOYEES DURING THE PERIOD Codes Men Codes Women Total of initiatives of formal professional training at the expense of the employer Number of employees involved    5801       5811    Number of actual training hours    5802       5812    Net costs for the company    5803       5813    of which gross costs directly linked to training    58031       58131    of which fees paid and paiments to collective funds    58032       58132    of which grants and other financial advantages received (to deduct)    58033       58133    Total of initiatives of less formal or informal professional training at the expense of the employer Number of employees involved    5821       5831    Number of actual training hours    5822       5832    Net costs for the company    5823       5833    Total of initiatives of initial professional training at the expense of the employer Number of employees involved    5841       5851    Number of actual training hours    5842       5852    Net costs for the company    5843       5853    43

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PwC Bedrijfsrevisoren BV - PwC Reviseurs d'Entreprises SRL – Financial Assurance Services Maatschappelijke zetel/Siège social: Culliganlaan 5, B-1831 Diegem T: +32 (0)2 710 4211, BTW/TVA BE 0429.501.944 / RPR Brussel - RPM Bruxelles / ING BE43 3101 3811 9501 - BIC BBRUBEBB / BELFIUS BE92 0689 0408 8123 - BIC GKCC BEBB www.pwc.be Statutory auditor's report to the general shareholders’ meeting of Titan America SA on the annual accounts for the year ended 31 December 2025 We present to you our statutory auditor’s report in the context of our statutory audit of the annual accounts of Titan America SA (the “Company”). This report includes our report on the annual accounts, as well as the other legal and regulatory requirements. This forms part of an integrated whole and is indivisible. We have been appointed as statutory auditor by the general meeting d.d. 17 July 2024, following the proposal formulated by the board of directors. Our mandate will expire on the date of the general meeting which will deliberate on the annual accounts for the year ended 31 December 2026. We have performed the statutory audit of the Company’s annual accounts for 2 consecutive years. Report on the annual accounts Unqualified opinion We have performed the statutory audit of the Company’s annual accounts, which comprise the balance sheet as at 31 December 2025, and the profit and loss account for the year then ended, and the notes to the annual accounts, characterised by a balance sheet total of USD 3.306.729.571 and a profit and loss account showing a loss for the year of USD 2.981.597. In our opinion, the annual accounts give a true and fair view of the Company’s net equity and financial position as at 31 December 2025, and of its results for the year then ended, in accordance with the financial-reporting framework applicable in Belgium. Basis for unqualified opinion We conducted our audit in accordance with International Standards on Auditing (ISAs) as applicable in Belgium. Furthermore, we have applied the International Standards on Auditing as approved by the IAASB which are applicable to the year-end and which are not yet approved at the national level. Our responsibilities under those standards are further described in the “Statutory Auditor’s responsibilities for the audit of the annual accounts” section of our report. We have fulfilled our ethical responsibilities in accordance with the ethical requirements that are relevant to our audit of the annual accounts in Belgium, including the requirements related to independence. We have obtained from the board of directors and Company officials the explanations and information necessary for performing our audit. 50

2 of 7 We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key audit matter A key audit matter is a matter that, in our professional judgment, was of most significance in our audit of the annual accounts of the current period. This matter was addressed in the context of our audit of the annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter. Valuation of participation in the affiliated company Description of the Key Audit Matter The balance sheet account 280 of Titan America SA as at 31 December 2025 includes a participation in Titan Atlantic Cement Industrial and Commercial Single Member SA for an amount of USD 3.199.999.886. We consider the valuation testing of the participation in the affiliated company as most significant to our audit because of the fact that it represents about 96,8% of the total assets. Additionally, an impairment assessment involves significant judgement by management with respect to the future results and cash flow generation of the underlying entities in order to determine whether a permanent reduction in value is in place. How our Audit addressed the Key Audit Matter We validated the movements on the acquisition cost to underlying evidence. For the evaluation of the impairment testing, we have obtained management’s assessment whereby the book value of the participation was compared to the value in use, corrected for the consolidated net debt in Titan Atlantic Cement Industrial and Commercial Single Member SA. We evaluated management’s overall impairment testing process including assessing the process by which the value in use models is reviewed and approved. We evaluated the appropriateness of the use of the forecast period for the value in use calculations. We assessed the reliability of management’s estimates by comparing actual performance against previous forecasts. We tested the key assumptions for growth rates, sales volumes, selling prices and gross margins in the future cash flow forecasts by comparing them to local industry trends and assumptions made in the prior years and agreed them to approved financial budgets. 51

3 of 7 We compared operating margin, working capital and capital expenditure percentages with past actuals. We compared the weighted average cost of capital (“WACC”) to the cost of capital and debt of comparable companies and considered territory specific factors. We tested the calculation method used and the accuracy thereof. We evaluated the impact of alternative scenarios about discount rates, growth rates, selling prices and gross margins on the recoverable amount. We found that sufficient headroom remained between the carrying value and the recoverable amount. We included valuation specialists in our team to assist us with these procedures. We have assessed whether the valuation methods used were in line with the financial-reporting framework applicable in Belgium. We considered events after the reporting period. We found that the valuation methods and management’s key assumptions used for determining the recoverable amount and evaluating whether a permanent reduction in value exists, are reasonable. Responsibilities of the board of directors for the preparation of the annual accounts The board of directors is responsible for the preparation of annual accounts that give a true and fair view in accordance with the financial-reporting framework applicable in Belgium, and for such internal control as the board of directors determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error. In preparing the annual accounts, the board of directors is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the board of directors either intends to liquidate the Company or to cease operations, or have no realistic alternative but to do so. 52

4 of 7 Statutory auditor’s responsibilities for the audit of the annual accounts Our objectives are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts. In performing our audit, we comply with the legal, regulatory and normative framework applicable to the audit of the annual accounts in Belgium. A statutory audit does not provide any assurance as to the Company’s future viability nor as to the efficiency or effectiveness of the board of directors’ current or future business management. Our responsibilities in respect of the use of the going concern basis of accounting by the board of directors’ are described below. As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: ● Identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control; ● Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control; ● Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the board of directors; ● Conclude on the appropriateness of the board of directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our statutory auditor’s report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our statutory auditor’s report. 53

5 of 7 However, future events or conditions may cause the Company to cease to continue as a going concern; and ● Evaluate the overall presentation, structure and content of the annual accounts, including the disclosures, and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation. We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with the audit committee, we determine those matters that were of most significance in the audit of the annual accounts of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter. Other legal and regulatory requirements Responsibilities of the board of directors The board of directors is responsible for the preparation and the content of the directors' report as well as for the compliance with the legal and regulatory requirements regarding bookkeeping, with the Companies’ and Associations’ Code and the Company’s articles of association. Statutory auditor’s responsibilities In the context of our engagement and in accordance with the Belgian standard which is complementary to the International Standards on Auditing (ISAs) as applicable in Belgium, our responsibility is to verify, in all material respects, the directors’ report, as well as compliance with the articles of association and of certain requirements of the Companies’ and Associations’ Code, and to report on these matters. 54

6 of 7 Aspects related to the directors’ report In our opinion, after having performed specific procedures in relation to the directors’ report, the directors’ report is consistent with the annual accounts for the year under audit, and it is prepared in accordance with the articles 3:5 and 3:6 of the Companies’ and Associations’ Code. In the context of our audit of the annual accounts, we are also responsible for considering, in particular based on the knowledge acquired resulting from the audit, whether the directors’ report is materially misstated or contains information which is inadequately disclosed or otherwise misleading. In light of the procedures we have performed, there are no material misstatements we have to report to you. Statement related to the social balance sheet The social balance sheet, to be deposited in accordance with article 3:12, §1, 8° of the Companies’ and Associations’ Code, includes, both in terms of form and content, the information required under this Code, including, but not limited to, in relation to salaries and education, and does not present any material inconsistencies with the information we have at our disposition in our engagement. Statements related to independence ● Our registered audit firm and our network did not provide services which are incompatible with the statutory audit of the annual accounts and our registered audit firm remained independent of the Company in the course of our mandate. ● The fees for additional services which are compatible with the statutory audit of the annual accounts referred to in article 3:65 of the Companies’ and Associations’ Code are correctly disclosed and itemized in the notes to the annual accounts. 55

7 of 7 Other statements • Without prejudice to formal aspects of minor importance, the accounting records were maintained in accordance with the legal and regulatory requirements applicable in Belgium. • The appropriation of results proposed to the general meeting complies with the legal provisions and the provisions of the articles of association. • There are no transactions undertaken or decisions taken in breach of the Company‘s articles of association or the Companies’ and Associations’ Code that we have to report to you. Diegem, 26 March 2026 The statutory auditor PwC Bedrijfsrevisoren BV/PwC Reviseurs d'Entreprises SRL Represented by Didier Delanoye* Bedrijfsrevisor/Réviseur d'Entreprises *Acting on behalf of Didier Delanoye BV 56